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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING
OPERATIONS TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)
	2006	2005	2004	2003	2002
Income from continuing operations before income taxes(1)	$13,322	$12,236	$10,546	$9,406	$5,895
Add:
Fixed charges, excluding capitalized interest	1,391	1,188	1,048	1,121	1,237

Income as adjusted before income taxes	$14,713	$13,424	$11,594	$10,527	$7,132

Fixed charges:
Interest expense	$970	$745	$567	$648	$778
Capitalized interest	11	16	4	15	35
Portion of rental expense representative of interest	421	443	481	473	459

Total fixed charges	1,402	$1,204	$1,052	$1,136	$1,272

Ratio of income from continuing operations to fixed charges	10.5	11.1	11.0	9.3	5.6

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES (Unaudited)